September 30, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: John Reynolds

  Re:
  Body Central Acquisition Corp.
  Amendment No. 3 to
  Registration Statement on Form S-1 filed July 7, 2010
  File No. 333-168014

Ladies and Gentlemen:

        Body Central Acquisition Corp. (the "Company") has today submitted to the Securities and Exchange Commission (the "Commission") Amendment No. 3 to its Registration Statement on Form S-1, File No. 333-168014 (the "Registration Statement"), originally filed with the Commission on July 7, 2010. On behalf of the Company, and based upon information provided by the Company and its advisors, we respond to the comments raised by the staff (the "Staff") of the Commission in its letter dated September 27, 2010, from John Reynolds to Allen Weinstein, President and Chief Executive Officer of the Company. For your convenience, the Staff's comments are included in this letter and are followed by the applicable response.

General

1.
We note your revised registration statement and response to comment one of our letter dated September 3, 2010. Please revise your prospectus to clearly indicate that your name is Body Central Acquisition Corp. and also indicate when you expect to change your name.

        Response:

        The Company respectfully advises the Staff that it modifies its response to comment one in its letter to the Commission dated September 14, 2010 and will plan to file a Certificate of Amendment to its Second Amended and Restated Certificate of Incorporation effecting its name change and the stock split immediately after the Registration Statement is declared effective, pursuant to the schedule provided in its response to comment one in its letter dated September 14, 2010. On the day of closing the offering, the Company will file a Third Amended and Restated Charter in the form filed as Exhibit 3.2 to the Registration Statement. Based on the Staff's comment, the Company has revised pages i and 1 of the Registration Statement to clearly indicate that its current name is Body Central Acquisition Corp. and that it will change its name to Body Central Corp.

2.
In this regard, please also revise your prospectus to clarify in one location the significant differences between your existing charter and bylaws and the form of amended and restated charter and bylaws that you plan on adopting post-effectively.

        Response:

        Based on the Staff's comment, the Company has revised pages 107 and 108 of the Registration Statement to include a summary of the significant differences between its existing charter and bylaws and the form of charter and bylaws that will be in effect upon the completion of this offering. The Company has also filed its Form of Third Amended and Restated Certificate of Incorporation and Form of Amended and Restated By-laws as Exhibits 3.2 and 3.4, respectively.

Risk Factors, page 10

3.
Consider adding, or appropriately revising, a risk factor to address the possibility that your business could be confused for that of the licensee of your Body Shop mark since such licensee is apparently allowed to sell apparel and you continue to operate 63 stores under the Body Shop banner.

        Response:

        Based on the Staff's comment, the Company has revised page 21 to revise the risk factor "We may be unable to protect our trademarks or other intellectual property rights" to address the possibility of confusion.

Use of Proceeds, page 31

4.
We note your response to comment 2 of our letter dated September 3, 2010. We also note that you reserve funds for general corporate purposes. Currently it is unclear how much of your offering proceeds will be allocated to this category. Please note that we may have further comment once the amount allocated to this category becomes known and it may be necessary to provide more specific disclosure addressing your intended use of proceeds or to explain the decision to raise funds at this time.

        Response:

        The Company respectfully advises the Staff that the Company has not determined the approximate dollar amounts to be allocated to fund the growth of its store base, converting Body Shop stores to Body Central banners, refurbishing older stores and making technology improvements. Based on the Staff's comment, the Company has revised page 31 of the Registration Statement to provide more specific disclosure addressing its intended use of proceeds and to explain its decision to raise funds at this time. The Company respectfully advises the Staff that it will include the approximate amount of proceeds that will be available for working capital and other general corporate purposes when it provides a price range in a subsequent amendment to the Registration Statement. The Company expects such amount will represent approximately 22% of the gross proceeds to the Company from the offering.

Compensation Policies and Practices and Risk Management, page 83

5.
We note your response to comment nine of our letter dated September 3, 2010. Please revise your response to clarify the inconsistencies of your statement that the company believes its compensation philosophy and programs encourage goals without promoting unnecessary or excessive risk taking, with your statement that the company has not reached a conclusion that its compensation policies and practices are not reasonably likely to have a material adverse effect on the company. Clarify your response to prior comment nine.

        Response:

        The Company respectfully advises the Staff that in light of the disclosure requirements in Item 402(s) of Regulation S-K, senior management and the chairperson of its Compensation Committee reviewed the Company's compensation philosophy and programs to determine whether any disclosure was required. In making this determination, the Company reviewed the situations set forth in Regulation S-K Item 402(s) that may trigger disclosure and other relevant considerations. The Company also considered the structure and objectives of its compensation philosophy and programs and how the structure and objectives may motivate its employees in their operation of the business and if such programs encourage unnecessary or excessive risk taking. After review, senior management and the chairperson of the Compensation Committee determined that the Company's compensation philosophy and programs are not reasonably likely to have a material adverse effect on the Company. Accordingly, the Company revised page 83 of the Registration Statement to reflect this determination. This response clarifies the Company's prior response to comment nine in its letter to the Commission dated September 14, 2010.

Footnote 5. Financial instruments, page F-16

6.
We note your response to comment 13 from our letter dated September 3, 2010 and we acknowledge your money market securities balance is presented prior to outstanding checks on your operating accounts, which have the right of offset against your money market securities. Your presentation suggests you are applying a cash method of accounting in presenting your money market securities on a basis gross of outstanding checks on your operating accounts within your table of fair value measurements. This gives the appearance that you are disclosing the fair value of money market balances to which you have no claim under the accrual method of account. Please tell us the specific portion of Fair Value Measurements (FASB ASC 820) on which you have relied in forming your conclusion, and explain to us further why your gross presentation is more appropriate than netting the outstanding checks which possess the right of offset against your money market securities.

        Response:

        Based on the Staff's comment, the Company has revised pages F-17 and F-34 of the Registration Statement to offset outstanding checks against our money market securities.

Exhibits

7.
We note that Exhibit 10.12 appears to be missing Schedule 6.01(q) even though such schedule is indicated in the table of contents of such exhibit. Please file Exhibit 10.12 in its entirety or advise us as appropriate.

    Response:

        The Company respectfully advises the Staff that there is no Schedule 6.01(q) to Exhibit 10.12. The fully executed version of Exhibit 10.12 has a typo in the table of contents in which a stray reference to Schedule 6.01(q) was inadvertently included. Exhibit 10.12 was filed it its entirety with Amendment No. 2 to the Registration Statement.

        If you have any questions, please feel free to contact the undersigned by telephone at (617) 951-8574 or Hans Brigham at (617) 951-8351. Thank you for your cooperation and attention to this matter.

Sincerely,
/s/ William S. Perkins
William S. Perkins, Esq.
cc:
Shehzad Niazi (via facsimile)
David Link (via facsimile)
Brian McAllister (via facsimile)
David Walz (via facsimile)

  Johan Brigham, Esq., Bingham McCutchen LLP
  Allen Weinstein, Body Central Acquisition Corp.
  Richard Walters, Body Central Acquisition Corp.
  Julie Davis, Body Central Acquisition Corp.
  William F. Schwitter, Esq., Paul, Hastings, Janofsky & Walker LLP
  Karen Contoudis Buzard, Paul, Hastings, Janofsky & Walker LLP